Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 2 DATED FEBRUARY 6, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

•	Update our potential investments

Potential Investments

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

 Potential Investment

Parkway Plaza Mezzanine Financing — San Antonio, TX

There is a reasonable probability that we may acquire from Realty Mogul, Co. a $3,400,000 mezzanine financing (“Mezzanine Debt”).  If we choose to acquire the mezzanine debt, we will pay Realty Mogul, Co. (i) $3,400,000 less any principal payments it has received since making the investment and (ii) any accrued but unpaid interest on the loan.  Realty Mogul, Co. would keep any interest payments it has received until the date we acquire the investment.  The borrower intends to use the loan and other sources of capital in order to buy out an equity partner and secure additional financing for tenant improvement and leasing commission costs for recently signed leases in connection with a flex office complex in San Antonio, Texas. The property was built between 1999 and 2002 and is a 189,388 square foot flex office complex that consists of five, single-story buildings located just north of San Antonio International Airport. The property is currently 93.6% occupied with a diverse rent roll spanning multiple industries including retail, finance, telecommunications, technology and professional services. Credit tenants include J. Crew, ADT, Time Warner Cable and T-Mobile.

The Mezzanine Debt, which represents 11% of total planned financing, has a fixed interest rate of 10%. The sponsor of the transaction owns and manages a portfolio of nineteen properties, including ten office properties, totaling over one million square feet. A new appraisal that was completed in September 2016, by an independent real estate appraiser, valued the property at $34,100,000 ($180/SF) as-is with a prospective October 2019 value of $36,700,000 ($194/SF).